Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information in this Form 6-K concerning TOTAL S.A. (“TOTAL”) and its subsidiaries and affiliates (collectively, the “Group”) with respect to the first quarter ended March 31, 2011, has been derived from TOTAL’s unaudited consolidated financial statements for the first quarter ended March 31, 2011.

The following discussion should be read in conjunction with the unaudited interim consolidated financial statements and the related notes provided elsewhere in this Form 6-K and with the information, including the audited financial statements and related notes, for the year ended December 31, 2010, in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2010, filed with the Securities and Exchange Commission on March 28, 2011.

•	Key figures and consolidated accounts of TOTAL*

in millions of euros except earnings per share and number of shares	1Q11	4Q10	1Q10	1Q11 vs 1Q10
Sales	46,029	40,157	37,603	+22%
Adjusted net operating income from business segments
• Upstream	2,849	2,300	1,971	+45%
• Downstream	276	266	155	+78%
• Chemicals	238	170	157	+52%
Fully-diluted earnings per share (euros)	1.75	0.90	1.17	+50%
Fully-diluted weighted-average shares (millions)	2,251.1	2,247.9	2,242.7	—
Net income (Group share)	3,946	2,030	2,613	+51%
Investments**	5,683	5,026	3,709	+53%
Investments including net investments in equity affiliates and non-consolidated companies**	5,316	4,424	3,644	+46%
Divestments	663	1,344	1,048	-37%
Cash flow from operations	5,714	3,387	5,260	+9%

*	Adjusted net operating income is defined as income using replacement cost, adjusted for special items affecting operating income and, through June 30, 2010, excluding TOTAL’s equity share of adjustments related to Sanofi-Aventis. See “Analysis of business segment results” below for further details.
**	Including acquisitions.

•	First quarter 2011 results

> Sales

In the first quarter 2011, the Brent price averaged 105.4 $/b, an increase of 38% compared to the first quarter 2010 and 22% compared to the fourth quarter 2010. The European refining margin indicator (ERMI) averaged 24.6 $/t, a decrease compared to the first and fourth quarters of 2010. The environment for Chemicals remained satisfactory despite an increase in raw material costs.

The euro-dollar exchange rate averaged 1.37 $/€ in the first quarter 2011, close to the level of 1.38 $/€ in the first quarter 2010 and 1.36 $/€ in the fourth quarter 2010.

In this environment, sales were €46,029 million in the first quarter 2011, an increase of 22% compared to €37,603 million in the first quarter 2010.

> Net income

Reported net income (Group share) in the first quarter 2011 increased by 51% to €3,946 million from €2,613 million in the first quarter 2010, mainly due to the impact of higher hydrocarbon prices. The after-tax inventory valuation effect (as defined below under “Analysis of business segment results”) had a positive impact on net income (Group share) of €946 million in the first quarter 2011 and a positive impact of €344 million in the first quarter 2010. As from January 1, 2011, the Group accounts for changes in fair value of trading inventories and storage contracts as defined below under “Analysis of business segment results”. The changes in fair value had a positive impact on net income (Group share) of €63 million in the first quarter 2011. Special items had a negative impact on net income (Group share) of €167 million in the first quarter 2011, comprised essentially of the increase in the deferred tax liability due to the change in UK taxes. In the first quarter 2010, special items had a positive impact on net income (Group share) of €14 million. Effective July 1, 2010, the Group no longer accounts for its interest in Sanofi-Aventis as an equity affiliate, but treats such interest as a financial asset available for sale in the line “Other investments” of the balance sheet. In the first quarter 2010, special items included the Group’s equity share of adjustment items related to Sanofi-Aventis that had a negative impact on net income (Group share) of €41 million.

Fully-diluted earnings per share, based on 2,251.1 million fully-diluted weighted-average shares, was €1.75 in the first quarter 2011 compared to €1.17 in the first quarter 2010, an increase of 50%.

> Investments — divestments1

Investments, excluding acquisitions and including net investments in equity affiliates and non-consolidated companies, were €2.8 billion in the first quarter 2011, an increase of 15% compared to €2.4 billion in the first quarter 2010.

Acquisitions were €2.5 billion in the first quarter 2011, comprised essentially of the acquisition of interests in the Fort Hills and Voyageur projects in Canada and an additional 7.5% interest in the GLNG project in Australia.

Asset sales in the first quarter 2011 were €296 million, essentially comprised of Sanofi-Aventis shares.

Net investments2 were €5.0 billion in the first quarter 2011 compared to €2.7 billion in the first quarter 2010.

> Cash flow

Cash flow from operations was €5,714 million in the first quarter 2011, an increase of 9% compared to the first quarter 2010, reflecting mainly the increase in net income offset for the most part by a change in working capital that was less favorable than in the first quarter 2010. Cash flow from operating activities was affected by changes in oil and oil products prices on the Group’s working capital requirement. As IFRS rules account for inventories of petroleum products according to the FIFO method, an increase in oil and oil products prices at the end of the relevant period compared to the beginning of the same period generates, all other factors remaining equal, an increase in inventories and accounts receivable net of an increase in accounts payable, resulting in an increase in working capital requirements. Similarly, a decrease in oil and oil products prices generates a decrease in working capital requirements.

The Group’s net cash flow3 was €694 million in the first quarter 2011 compared to €2,599 million in the first quarter 2010, a decrease of 73%, essentially due to higher acquisitions and lower asset sales.

•	Analysis of business segment results

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, the Group values inventories of petroleum products in the financial statements according to the FIFO (First-In, First-Out) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Downstream segment and Chemicals segment are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results according to FIFO and the replacement cost.

[1]	Detail shown on page 10 of this exhibit.
[2]

Net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies – asset sales + net financing for employees related to stock purchase plans.

[3]	Net cash flow = cash flow from operations + divestments – gross investments.

As from January 1, 2011, the effect of changes in fair value presented as an adjustment item reflects for some transactions differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices. Furthermore, TOTAL, in its trading activities, enters into storage contracts, future effects of which are recorded at fair value in the Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

Until July 1, 2010, the Group also adjusted for its equity share of adjustment items related to Sanofi-Aventis. As of July 1, 2010, Sanofi-Aventis is no longer accounted for as an equity affiliate (but is instead treated as a financial asset available for sale in the line “Other investments” of the balance sheet).

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value as from January 1, 2011. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in the Company’s consolidated interim financial statements, see pages 18-21, 24 and 32 of this exhibit.

In addition, the Group measures performance at the segment level on the basis of net operating income and adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates, capitalized interest expenses), and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are only interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and minority interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

Upstream

> Environment — liquids and gas price realizations*

	1Q11	4Q10	1Q10	1Q11 vs 1Q10
Brent ($/b)	105.4	86.5	76.4	+38%
Average liquids price ($/b)	99.5	83.7	74.2	+34%
Average gas price ($/Mbtu)	6.19	5.62	5.06	+22%
Average hydrocarbons price ($/boe)	71.7	61.9	55.5	+29%

*	Consolidated subsidiaries, excluding fixed margin and buy-back contracts.

> Production

Hydrocarbon production	1Q11	4Q10	1Q10	1Q11 vs 1Q10
Combined production (kboe/d)	2,371	2,387	2,427	-2%
• Liquids (kb/d)	1,293	1,337	1,373	-6%
• Gas (Mcf/d)	5,880	5,692	5,829	+1%

Hydrocarbon production was 2,371 thousand barrels of oil equivalent per day (kboe/d) in the first quarter 2011, a decrease of 2.3% compared to the first quarter 2010, essentially as a result of:

•	-1% for changes in the portfolio;

•	-2% for the price effect[4];

•	-0.5% for the situation in Libya; and

•	+1% for lower OPEC reductions.

Production ramp-ups on new projects offset the normal decline in the first quarter 2011.

> Results

in millions of euros	1Q11	4Q10	1Q10	1Q11 vs 1Q10
Non-Group sales	6,144	5,002	4,569	+34%
Operating income	5,905	4,507	4,161	+42%
Adjustments affecting operating income	(84)	188	—	n/a
Adjusted operating income*	5,821	4,695	4,161	+40%
Adjusted net operating income*	2,849	2,300	1,971	+45%
• Includes income from equity affiliates	374	313	335	+12%
Investments	5,232	3,942	3,143	+66%
Divestments	335	771	87	x4
Cash flow from operating activities	4,643	3,908	4,680	-1%

*	Detail of adjustment items shown in the business segment information starting on page 18 of this exhibit.

Adjusted net operating income from the Upstream segment was €2,849 million in the first quarter 2011 compared to €1,971 million in the first quarter 2010, an increase of 45%, reflecting essentially the impact of higher hydrocarbon prices.

Adjusted net operating income for the Upstream segment excludes special items. The exclusion of special items had a positive impact on Upstream adjusted net operating income of €128 million in the first quarter 2011 and a positive impact of €76 million in the first quarter 2010.

The effective tax rate for the Upstream segment was 57.6% compared to 60.0% in the first quarter 2010, mainly due to portfolio mix effects and a higher contribution from the Upstream segment’s downstream gas activity in the first quarter 2011 than in the first quarter 2010.

The return on average capital employed (ROACE5) for the Upstream segment was 22% for the twelve months ended March 31, 2011, an increase compared to the 21% ROACE in the full year 2010. The annualized first quarter 2011 ROACE for the Upstream segment was 26%.

Downstream

> Refinery throughput and utilization rates*

	1Q11	4Q10	1Q10	1Q11 vs 1Q10
Total refinery throughput (kb/d)	2,012	1,832	1,993	+1%
• France	745	550	680	+10%
• Rest of Europe	1,047	1,039	1,050	—
• Rest of world	220	243	263	-16%
Utilization rates**
• Based on crude only	79%	66%	73%
• Based on crude and other feedstock	85%	71%	77%

*	Includes share of CEPSA and, starting October 2010, of TotalErg.
**	Based on distillation capacity at the beginning of the year.

[4]	The “price effect” refers to the impact of changing hydrocarbon prices on entitlement volumes.
[5]	Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 11 of this exhibit.

First quarter 2011 refinery throughput was in line with the first quarter 2010. Utilization rates improved in the first quarter 2011, whereas in the first quarter 2010 various technical incidents and strikes in France affected throughput volumes. First quarter 2011 volumes were, however, affected by work at the Lindsey refinery and by work related to the start-up of the coker at the Port Arthur refinery.

> Results

in millions of euros (except ERMI refining margins)	1Q11	4Q10	1Q10	1Q11 vs 1Q10
European refining margin indicator - ERMI ($/t)	24.6	32.3	29.5	-17%
Non-Group sales	34,769	30,940	28,808	+21%
Operating income	1,582	(509)	521	x3
Adjustments affecting operating income	(1,226)	783	(330)	n/a
Adjusted operating income*	286	274	191	+50%
Adjusted net operating income*	276	266	155	+78%
• Includes income from equity affiliates	24	61	14	+71%
Investments	264	757	456	-42%
Divestments	23	433	27	-15%
Cash flow from operating activities	1,158	(955)	454	x2.6

*	Detail of adjustment items shown in the business segment information starting on page 18 of this exhibit.

The European refinery margin indicator (ERMI) averaged 24.6 $/t in the first quarter 2011, a decrease of 17% compared to the first quarter 2010.

Adjusted net operating income from the Downstream segment was €276 million in the first quarter 2011, an increase of 78% compared to the first quarter 2010. Despite lower refining margins, the first quarter 2011 results benefited from the higher utilization rate in Europe, whereas the first quarter 2010 results were affected by the impact of technical incidents and strikes.

Adjusted net operating income for the Downstream segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a negative impact on Downstream adjusted net operating income of €844 million in the first quarter 2011 and a negative impact of €272 million in the first quarter 2010. The exclusion of special items had no impact on Downstream adjusted net operating income in the first quarter 2011 and a positive impact of €39 million in the first quarter 2010.

The ROACE for the Downstream segment was 9% for the twelve months ended March 31, 2011, compared to 8% for the full-year 2010. The annualized first quarter 2011 ROACE for the Downstream segment was 7%.

Chemicals

in millions of euros	1Q11	4Q10	1Q10	1Q11 vs 1Q10
Non-Group sales	5,105	4,218	4,223	+21%
• Base chemicals	3,319	2,579	2,532	+31%
• Specialties	1,786	1,639	1,691	+6%
Operating income	392	196	260	+51%
Adjustments affecting operating income	(130)	(63)	(106)	n/a
Adjusted operating income*	262	133	154	+70%
Adjusted net operating income*	238	170	157	+52%
• Base chemicals	119	67	44	x2.7
• Specialties	121	109	117	+3%
Investments	171	292	94	+82%
Divestments	14	23	6	x2.3
Cash flow from operating activities	(144)	332	(90)	n/a

*	Detail of adjustment items shown in the business segment information starting on page 18 of this exhibit.

Petrochemical margins were higher in the first quarter 2011 than in the first quarter 2010. The environment for Specialty Chemicals remained favorable thanks to sustained demand across most of the segment’s market sectors.

Sales for the Chemicals segment were €5,105 million, an increase of 21% compared to the first quarter 2010.

The adjusted net operating income for the Chemicals segment was €238 million in the first quarter 2011, an increase of 52% compared to the first quarter 2010. The improvement in the results compared to the same quarter last year came from each of the sectors and was driven mainly by the improvement in the petrochemicals environment as well as by the increased contribution from activities in Qatar and South Korea.

Adjusted net operating income for the Chemicals segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a negative impact on the Chemicals segment’s adjusted net operating income of €112 million in the first quarter 2011 and a negative impact of €75 million in the first quarter 2010. The exclusion of special items had no impact on the Chemicals segment’s adjusted net operating income in the first quarters of 2011 and 2010.

The ROACE of the Chemicals segment was 12% for the twelve months ended March 31, 2011, stable compared to the ROACE for the full-year 2010. The annualized first quarter 2011 ROACE for the Chemicals segment was 13%.

•	Summary and outlook

Pending approval at the Annual General Meeting on May 13, 2011, TOTAL S.A. will pay on May 26, 2011, the €1.14 per share6 remainder of the 2010 dividend, which is equal in amount to the interim dividend paid in November 2010. The full-year 2010 dividend will represent a total of €2.28 per share.

In late October 2010, TOTAL announced that it would begin paying its interim dividends on a quarterly basis starting in 2011. For the interim dividend related to the first quarter 2011, the Board of Directors decided on April 28, 2011, to pay €0.57 per share on September 22, 20117, or one-quarter of the full-year 20108 dividend.

TOTAL completed the sale of its Cameroon exploration-production subsidiary in April 2011, and over the coming months it intends to finalize several other previously announced asset sales, including its interest in CEPSA for around €3.7 billion ($5 billion), part of its resins activities from the Chemicals segment, and an interest in the Joslyn field in Canada. In addition, the Group is continuing to work on the sale of its refining and marketing activities in the UK as well as the ongoing sale of its shares in Sanofi-Aventis. The sum of these asset sales is expected to be approximately €6.5-7.0 billion ($10 billion) this year. Together with the strategic acquisitions made recently, these asset sales demonstrate the Group’s strategy to actively manage its asset portfolio while preserving its financial flexibility and strong balance sheet.

In the Upstream segment, second quarter 2011 production will include the positive impact of the consolidation of the Group’s interest in Novatek as an equity affiliate effective April 1, 2011. However, production will also include the negative impact of the shut-down in Libya, which represents approximately 2% of the Group’s production on a full-year basis. TOTAL is continuing to develop its major projects; for example, on the Pazflor project, the FPSO arrived in Angola in early April 2011 and is scheduled to start up as expected in the fourth quarter 2011.

In the Downstream segment, the second quarter 2011 will benefit from the start-up of the new deep-conversion unit at the Port Arthur refinery in the U.S., which is expected to make this refinery one of the most competitive in North America.

In the Chemicals segment, TOTAL is investing to improve the energy efficiency and competitiveness of its Normandy plant and to increase its production capacity in South Korea and Qatar. In China, the Group is benefiting from the doubling of the capacity of its polystyrene facility in Foshan during the first quarter 2011.

Since the start of the second quarter 2011, the price of Brent continued to increase and is trading above 120 $/b. European refining margins have decreased compared to the first quarter, reflecting mainly the impact of the sharp increase in oil prices.

[6]	The ex-dividend date for the remainder of the 2010 dividend will be May 23, 2011.
[7]	The ex-dividend date for the interim quarterly dividend will be September 19, 2011.
[8]	Pending approval at the May 13, 2011 Annual General Meeting

Forward-looking statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•

material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

•	changes in currency exchange rates and currency devaluations;

•	the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;

•	uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;

•	uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;

•	changes in the current capital expenditure plans of TOTAL;

•	the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;

•	the financial resources of competitors;

•	changes in laws and regulations, including tax and environmental laws and industrial safety regulations;

•	the quality of future opportunities that may be presented to or pursued by TOTAL;

•	the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;

•	the ability to obtain governmental or regulatory approvals;

•

the ability to respond to challenges in international markets, including political or economic conditions, armed conflict, trade and regulatory matters and actual or proposed sanctions on companies that conduct business in certain countries;

•	the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;

•

changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

•	the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and

•	the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3. Risk Factors”, “Item 4. Information on the Company — Other Matters”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2010.

First quarter 2011 operating information by segment

•	Upstream

Combined liquids and gas production by region (kboe/d)	1Q11	4Q10	1Q10	1Q11 vs 1Q10

Europe	582	573	647	-10%

Africa	691	764	746	-7%

Middle East	581	540	516	+13%

North America	68	68	66	+3%

South America	185	179	172	+8%

Asia-Pacific	242	241	254	-5%

CIS	22	22	26	-15%

Total production	2,371	2,387	2,427	-2%

Includes equity and non-consolidated affiliates	500	477	415	+20%

Liquids production by region (kb/d)	1Q11	4Q10	1Q10	1Q11 vs 1Q10

Europe	263	265	301	-13%

Africa	551	614	620	-11%

Middle East	325	310	302	+8%

North America	32	30	32	-

South America	82	83	72	+14%

Asia-Pacific	28	22	32	-13%

CIS	12	13	14	-14%

Total production	1,293	1,337	1,373	-6%

Includes equity and non-consolidated affiliates	325	318	284	+14%

Gas production by region (Mcf/d)	1Q11	4Q10	1Q10	1Q11 vs 1Q10

Europe	1,743	1,676	1,940	-10%

Africa	717	739	644	+11%

Middle East	1,390	1,253	1,188	+17%

North America	204	214	188	+9%

South America	571	533	554	+3%

Asia-Pacific	1,202	1,226	1,249	-4%

CIS	53	51	66	-20%

Total production	5,880	5,692	5,829	+1%

Includes equity and non-consolidated affiliates	947	857	709	+34%

Liquefied natural gas	1Q11	4Q10	1Q10	1Q11 vs 1Q10

LNG sales* (Mt)	3.38	3.12	2.85	+19%

* Sales, Group share, excluding trading ; 2010 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2010 SEC coefficient.

•	Downstream

Refined products sales by region (kb/d)*	1Q11	4Q10	1Q10	1Q11 vs 1Q10

Europe	2,019	1,968	1,949	+4%

Africa	294	295	286	+3%

Americas	102	95	147	-31%

Rest of world	167	165	145	+15%

Total consolidated sales	2,582	2,523	2,527	+2%

Trading	1,187	1,307	990	+20%

Total refined product sales	3,769	3,830	3,517	+7%

* Includes share of CEPSA and, starting October 2010, TotalErg.

Investments – Divestments

in millions of euros	1Q11	4Q10	1Q10	1Q11 vs 1Q10

Investments excluding acquisitions*	2,787	3,454	2,427	+15%

• Capitalized exploration	217	462	199	+9%

• Net investments in equity affiliates and non-consolidated companies	(208)	(315)	111	n/a

Acquisitions	2,529	970	1,217	x2.1

Investments including acquisitions*	5,316	4,424	3,644	+46%

Asset sales	296	742	965	-69%

Net investments**	5,020	3,682	2,661	+89%

*	Includes net investments in equity affiliates and non-consolidated companies.
**	Net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies — asset sales + net financing for employees related to stock purchase plans.

Net-debt-to-equity ratio

in millions of euros	3/31/2011	12/31/2010	3/31/2010

Current borrowings	11,674	9,653	6,840

Net current financial assets	(1,709)	(1,046)	(654)
Non-current financial debt	20,215	20,783	19,727

Hedging instruments of non-current debt	(1,352)	(1,870)	(1,212)

Cash and cash equivalents	(17,327)	(14,489)	(12,954)

Net debt	11,501	13,031	11,747

Shareholders’ equity	62,535	60,414	57,283

Estimated dividend payable*	(3,832)	(2,553)	(3,821)

Minority interests	898	857	1,083

Equity	59,601	58,718	54,545

Net-debt-to-equity ratio	19.3%	22.2%	21.5%

* Based on a 2010 dividend of €2.28/share, after deducting the interim dividend of €1.14 per share paid in November 2010.

Return on average capital employed

•	Twelve months ended March 31, 2011

in millions of euros	Upstream	Downstream	Chemicals

Adjusted net operating income	9,475	1,289	938

Capital employed at 3/31/2010*	39,925	15,634	7,412

Capital employed at 3/31/2011*	44,528	14,527	7,681

ROACE	22.4%	8.5%	12.4%

* At replacement cost (excluding after-tax inventory effect).

•	Twelve months ended December 31, 2010

in millions of euros	Upstream	Downstream	Chemicals

Adjusted net operating income	8,597	1,168	857

Capital employed at 12/31/2009*	37,397	15,299	6,898

Capital employed at 12/31/2010*	43,972	15,561	7,312

ROACE	21.1%	7.6%	12.1%

* At replacement cost (excluding after-tax inventory effect).

•	Twelve months ended March 31, 2010

in millions of euros	Upstream	Downstream	Chemicals

Adjusted net operating income	6,871	508	461

Capital employed at 3/31/2009*	35,027	13,095	7,175

Capital employed at 3/31/2010*	39,925	15,634	7,412

ROACE	18.3%	3.5%	6.3%

* At replacement cost (excluding after-tax inventory effect).

MAIN INDICATORS

Chart updated around the middle of the month following the end of each quarter.

	€/ $	European refining margins ERMI* ($/t) **	Brent ($/b)	Average liquids price*** ($/b)	Average gas price ($/Mbtu)***
First quarter 2011	1.37	24.6	105.4	99.5	6.19
Fourth quarter 2010	1.36	32.3	86.5	83.7	5.62
Third quarter 2010	1.29	16.4	76.9	72.8	5.13
Second quarter 2010	1.27	31.2	78.2	74.8	4.82
First quarter 2010	1.38	29.5	76.4	74.2	5.06

*	European Refining Margin Indicator (ERMI) is an indicator intended to represent the margin after variable costs for a hypothetical complex refinery located around Rotterdam in Northern Europe that processes a mix of crude oil and other inputs commonly supplied to this region to produce and market the main refined products at prevailing prices in this region. The indicator margin may not be representative of the actual margins achieved by the Group in any period because of the Group’s particular refinery configurations, product mix effects or other company-specific operating conditions.
**	1 $/t = 0.136 $/b.
***	Consolidated subsidiaries, excluding fixed margin and buy-back contracts.

Disclaimer: these data are based on TOTAL’s reporting and are not audited. They are subject to change.

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M€) (a)	1st quarter 2011	4th quarter 2010	1st quarter 2010

Sales	46,029	40,157	37,603
Excise taxes	(4,427)	(4,397)	(4,442)
Revenues from sales	41,602	35,760	33,161

Purchases, net of inventory variation	(27,255)	(23,623)	(21,701)
Other operating expenses	(4,702)	(4,749)	(4,712)
Exploration costs	(259)	(197)	(215)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,686)	(3,160)	(1,699)
Other income	85	582	160
Other expense	(59)	(513)	(212)

Financial interest on debt	(136)	(126)	(100)
Financial income from marketable securities & cash equivalents	47	43	24
Cost of net debt	(89)	(83)	(76)

Other financial income	75	118	71
Other financial expense	(108)	(114)	(95)

Equity in income (loss) of affiliates	506	515	524

Income taxes	(4,072)	(2,455)	(2,528)

Consolidated net income	4,038	2,081	2,678

Group share	3,946	2,030	2,613
Minority interests	92	51	65

Earnings per share (€)	1.76	0.91	1.17

Fully-diluted earnings per share (€)	1.75	0.90	1.17

(a)	Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M€)	1st quarter 2011	4th quarter 2010	1st quarter 2010

Consolidated net income	4,038	2,081	2,678

Other comprehensive income
Currency translation adjustment	(1,978)	762	1,847
Available for sale financial assets	115	(52)	(3)
Cash flow hedge	(24)	9	24
Share of other comprehensive income of associates, net amount	(87)	27	233
Other	2	(1)	1

Tax effect	6	(3)	(8)

Total other comprehensive income (net amount)	(1,966)	742	2,094

Comprehensive income	2,072	2,823	4,772

- Group share	2,030	2,757	4,676
- Minority interests	42	66	96

CONSOLIDATED BALANCE SHEET

TOTAL

(M€)	March 31, 2011 (unaudited)	December 31, 2010	March 31, 2010 (unaudited)

ASSETS

Non-current assets
Intangible assets, net	9,211	8,917	8,272
Property, plant and equipment, net	54,955	54,964	53,549
Equity affiliates : investments and loans	8,143	11,516	14,656
Other investments	4,458	4,590	1,122
Hedging instruments of non-current financial debt	1,352	1,870	1,212
Other non-current assets	3,466	3,655	3,273

Total non-current assets	81,585	85,512	82,084

Current assets
Inventories, net	15,516	15,600	14,185
Accounts receivable, net	19,758	18,159	17,921
Other current assets	8,766	7,483	7,817
Current financial assets	2,026	1,205	968
Cash and cash equivalents	17,327	14,489	12,954

Total current assets	63,393	56,936	53,845

Assets classified as held for sale	4,914	1,270	—

Total assets	149,892	143,718	135,929

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	5,878	5,874	5,871
Paid-in surplus and retained earnings	64,677	60,538	58,026
Currency translation adjustment	(4,517)	(2,495)	(3,010)
Treasury shares	(3,503)	(3,503)	(3,604)

Total shareholders’ equity - Group Share	62,535	60,414	57,283

Minority interests	898	857	1,083

Total shareholders’ equity	63,433	61,271	58,366

Non-current liabilities
Deferred income taxes	10,204	9,947	9,486
Employee benefits	2,103	2,171	2,127
Provisions and other non-current liabilities	8,584	9,098	9,015

Total non-current liabilities	20,891	21,216	20,628

Non-current financial debt	20,215	20,783	19,727

Current liabilities
Accounts payable	18,383	18,450	16,367
Other creditors and accrued liabilities	14,812	11,989	13,687
Current borrowings	11,674	9,653	6,840
Other current financial liabilities	317	159	314

Total current liabilities	45,186	40,251	37,208

Liabilities directly associated with the assets classified as held for sale	167	197	—

Total liabilities and shareholders’ equity	149,892	143,718	135,929

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M€)	1st quarter 2011	4th quarter 2010	1st quarter 2010

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	4,038	2,081	2,678
Depreciation, depletion and amortization	1,888	3,338	1,871
Non-current liabilities, valuation allowances and deferred taxes	565	199	55
Impact of coverage of pension benefit plans	—	(60)	—
(Gains) losses on sales of assets	(6)	(429)	(148)
Undistributed affiliates’ equity earnings	(182)	(133)	(262)
(Increase) decrease in working capital	(587)	(1,658)	1,035
Other changes, net	(2)	49	31

Cash flow from operating activities	5,714	3,387	5,260

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(5,374)	(4,477)	(3,464)
Acquisitions of subsidiaries, net of cash acquired	—	(6)	—
Investments in equity affiliates and other securities	(150)	(256)	(69)
Increase in non-current loans	(159)	(287)	(176)

Total expenditures	(5,683)	(5,026)	(3,709)
Proceeds from disposal of intangible assets and property, plant and equipment	6	538	34
Proceeds from disposal of subsidiaries, net of cash sold	—	—	—
Proceeds from disposal of non-current investments	290	204	931
Repayment of non-current loans	367	602	83

Total divestments	663	1,344	1,048

Cash flow used in investing activities	(5,020)	(3,682)	(2,661)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	50	27	5
- Treasury shares	—	—	18
- Minority shareholders	—	—	—
Dividends paid:
- Parent company shareholders	—	(2,550)	—
- Minority shareholders	(1)	(62)	—
Other transactions with minority shareholders	—	21	—
Net issuance (repayment) of non-current debt	2,228	57	63
Increase (decrease) in current borrowings	488	(1,490)	(601)
Increase (decrease) in current financial assets and liabilities	(511)	474	(497)
Cash flow used in financing activities	2,254	(3,523)	(1,012)

Net increase (decrease) in cash and cash equivalents	2,948	(3,818)	1,587
Effect of exchange rates	(110)	60	(295)
Cash and cash equivalents at the beginning of the period	14,489	18,247	11,662

Cash and cash equivalents at the end of the period	17,327	14,489	12,954

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

(unaudited)

	Common shares issued		Paid-in surplus and retained earnings	Currency translation adjustment	Treasury shares		Shareholders’ equity Group Share	Minority interests	Total shareholders’ equity
(M€)	Number	Amount			Number	Amount
As of January 1, 2010	2,348,422,884	5,871	55,372	(5,069)	(115,407,190)	(3,622)	52,552	987	53,539

Net income of the first quarter	—	—	2,613	—	—	—	2,613	65	2,678
Other comprehensive Income	—	—	4	2,059	—	—	2,063	31	2,094
Comprehensive Income	—	—	2,617	2,059	—	—	4,676	96	4,772
Dividend	—	—	—	—	—	—	—	—	—
Issuance of common shares	164,686	—	5	—	—	—	5	—	5
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	—	—	460,262	18	18	—	18
Share-based payments	—	—	32	—	—	—	32	—	32
Other operations with minority interests	—	—	—	—	—	—	—	—	—
Share cancellation	—	—	—	—	—	—	—	—	—
Transactions with shareholders	164,686	—	37	—	460,262	18	55	—	55

As of March 31, 2010	2,348,587,570	5,871	58,026	(3,010)	(114,946,928)	(3,604)	57,283	1,083	58,366

Net income from April 1 to December 31, 2010	—	—	7,958	—	—	—	7,958	171	8,129
Other comprehensive Income	—	—	(220)	522	—	—	302	(22)	280
Comprehensive Income	—	—	7,738	522	—	—	8,260	149	8,409
Dividend	—	—	(5,098)	—	—	—	(5,098)	(152)	(5,250)
Issuance of common shares	1,053,361	3	33	—	—	—	36	—	36
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	(70)	—	2,459,249	101	31	—	31
Share-based payments	—	—	108	—	—	—	108	—	108
Other operations with minority interests	—	—	(199)	(7)	—	—	(206)	(223)	(429)
Share cancellation	—	—	—	—	—	—	—	—	—
Transactions with shareholders	1,053,361	3	(5,226)	(7)	2,459,249	101	(5,129)	(375)	(5,504)

As of December 31, 2010	2,349,640,931	5,874	60,538	(2,495)	(112,487,679)	(3,503)	60,414	857	61,271

Net income of the first quarter	—	—	3,946	—	—	—	3,946	92	4,038
Other comprehensive Income	—	—	106	(2,022)	—	—	(1,916)	(50)	(1,966)
Comprehensive Income	—	—	4,052	(2,022)	—	—	2,030	42	2,072
Dividend	—	—	—	—	—	—	—	(1)	(1)
Issuance of common shares	1,498,093	4	46	—	—	—	50	—	50
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	—	—	776	—	—	—	—
Share-based payments	—	—	41	—	—	—	41	—	41
Other operations with minority interests	—	—	—	—	—	—	—	—	—
Share cancellation	—	—	—	—	—	—	—	—	—
Transactions with shareholders	1,498,093	4	87	—	776	—	91	(1)	90

As of March 31, 2011	2,351,139,024	5,878	64,677	(4,517)	(112,486,903)	(3,503)	62,535	898	63,433

(1)	Treasury shares related to the stock option purchase plans and restricted stock grants

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

1st quarter 2011 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	6,144	34,769	5,105	11	—	46,029
Intersegment sales	6,939	1,582	297	41	(8,859)	—
Excise taxes	—	(4,427)	—	—	—	(4,427)

Revenues from sales	13,083	31,924	5,402	52	(8,859)	41,602
Operating expenses	(5,938)	(30,093)	(4,891)	(153)	8,859	(32,216)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,240)	(319)	(119)	(8)	—	(1,686)

Operating income	5,905	1,512	392	(109)	—	7,700
Equity in income (loss) of affiliates and other items	343	59	82	15	—	499
Tax on net operating income	(3,527)	(451)	(124)	—	—	(4,102)

Net operating income	2,721	1,120	350	(94)	—	4,097
Net cost of net debt						(59)
Minority interests						(92)

Net income						3,946

1st quarter 2011 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	84	—	—	—		84
Intersegment sales
Excise taxes

Revenues from sales	84	—	—	—		84
Operating expenses	—	1,226	130	—		1,356
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income (b)	84	1,226	130	—		1,440
Equity in income (loss) of affiliates and other items	—	14	25	11		50
Tax on net operating income	(212)	(396)	(43)	—		(651)

Net operating income (b)	(128)	844	112	11		839
Net cost of net debt						—
Minority interests						3

Net income						842
(a) Adjustments include special items, inventory valuation effect and, as from January 1st, 2011, the effect of changes in fair value.
(b) Of which inventory valuation effect
On operating income	—	1,226	130	—
On net operating income	—	844	112	—

1st quarter 2011 (adjusted) (M€) (a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	6,060	34,769	5,105	11	—	45,945
Intersegment sales	6,939	1,582	297	41	(8,859)	—
Excise taxes	—	(4,427)	—	—	—	(4,427)

Revenues from sales	12,999	31,924	5,402	52	(8,859)	41,518
Operating expenses	(5,938)	(31,319)	(5,021)	(153)	8,859	(33,572)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,240)	(319)	(119)	(8)	—	(1,686)

Adjusted operating income	5,821	286	262	(109)	—	6,260
Equity in income (loss) of affiliates and other items	343	45	57	4	—	449
Tax on net operating income	(3,315)	(55)	(81)	—	—	(3,451)

Adjusted net operating income	2,849	276	238	(105)	—	3,258
Net cost of net debt						(59)
Minority interests						(95)

Adjusted net income						3,104

Adjusted fully-diluted earnings per share (€)						1.38

(a) Except for per share amounts.

1st quarter 2011 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	5,232	264	171	16		5,683
Total divestments	335	23	14	291		663
Cash flow from operating activities	4,643	1,158	(144)	57		5,714

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

4th quarter 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	5,002	30,940	4,218	(3)	—	40,157
Intersegment sales	5,861	1,069	231	55	(7,216)	—
Excise taxes	—	(4,397)	—	—	—	(4,397)

Revenues from sales	10,863	27,612	4,449	52	(7,216)	35,760
Operating expenses	(4,891)	(26,577)	(4,113)	(204)	7,216	(28,569)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,465)	(1,544)	(140)	(11)	—	(3,160)

Operating income	4,507	(509)	196	(163)	—	4,031
Equity in income (loss) of affiliates and other items	640	(115)	49	14	—	588
Tax on net operating income	(2,750)	240	(47)	77	—	(2,480)

Net operating income	2,397	(384)	198	(72)	—	2,139
Net cost of net debt						(58)
Minority interests						(51)

Net income						2,030

4th quarter 2010 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	409	76	—		485
Depreciation, depletion and amortization of tangible assets and mineral interests	(188)	(1,192)	(13)	—		(1,393)

Operating income (b)	(188)	(783)	63	—		(908)
Equity in income (loss) of affiliates and other items (c)	244	(192)	(32)	4		24
Tax on net operating income	41	325	(3)	(1)		362

Net operating income (b)	97	(650)	28	3		(522)
Net cost of net debt						—
Minority interests						(4)

Net income						(526)

(a) Adjustments include special items, inventory valuation effect and, until June 30,2010, equity share of adjustments related to Sanofi-Aventis.
(b) Of which inventory valuation effect
On operating income	—	299	98	—
On net operating income	—	197	93	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	—

4th quarter 2010 (adjusted) (M€) (a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	5,002	30,940	4,218	(3)	—	40,157
Intersegment sales	5,861	1,069	231	55	(7,216)	—
Excise taxes	—	(4,397)	—	—	—	(4,397)

Revenues from sales	10,863	27,612	4,449	52	(7,216)	35,760
Operating expenses	(4,891)	(26,986)	(4,189)	(204)	7,216	(29,054)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,277)	(352)	(127)	(11)	—	(1,767)

Adjusted operating income	4,695	274	133	(163)	—	4,939
Equity in income (loss) of affiliates and other items	396	77	81	10	—	564
Tax on net operating income	(2,791)	(85)	(44)	78	—	(2,842)

Adjusted net operating income	2,300	266	170	(75)	—	2,661
Net cost of net debt						(58)
Minority interests						(47)

Adjusted net income						2,556

Adjusted fully-diluted earnings per share (€)						1.14

(a) Except for per share amounts.

4th quarter 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	3,942	757	292	35		5,026
Total divestments	771	433	23	117		1,344
Cash flow from operating activities	3,908	(955)	332	102		3,387

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

1st quarter 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	4,569	28,808	4,223	3	—	37,603
Intersegment sales	5,302	1,081	237	42	(6,662)	—
Excise taxes	—	(4,442)	—	—	—	(4,442)

Revenues from sales	9,871	25,447	4,460	45	(6,662)	33,161
Operating expenses	(4,454)	(24,621)	(4,070)	(145)	6,662	(26,628)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,256)	(305)	(130)	(8)	—	(1,699)

Operating income	4,161	521	260	(108)	—	4,834
Equity in income (loss) of affiliates and other items	108	31	45	264	—	448
Tax on net operating income	(2,374)	(164)	(73)	57	—	(2,554)

Net operating income	1,895	388	232	213	—	2,728
Net cost of net debt						(50)
Minority interests						(65)

Net income						2,613

1st quarter 2010 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	330	106	—		436
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income (b)	—	330	106	—		436
Equity in income (loss) of affiliates and other items (c)	(106)	16	4	91		5
Tax on net operating income	30	(113)	(35)	(2)		(120)

Net operating income (b)	(76)	233	75	89		321
Net cost of net debt						—
Minority interests						(4)

Net income						317

(a) Adjustments include special items, inventory valuation effect and, until June 30, 2010, equity share of adjustments related to Sanofi-Aventis.
(b) Of which inventory valuation effect
On operating income	—	380	106	—
On net operating income	—	272	75	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	(41)

1st quarter 2010 (adjusted) (M€) (a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	4,569	28,808	4,223	3	—	37,603
Intersegment sales	5,302	1,081	237	42	(6,662)	—
Excise taxes	—	(4,442)	—	—	—	(4,442)

Revenues from sales	9,871	25,447	4,460	45	(6,662)	33,161
Operating expenses	(4,454)	(24,951)	(4,176)	(145)	6,662	(27,064)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,256)	(305)	(130)	(8)	—	(1,699)

Adjusted operating income	4,161	191	154	(108)	—	4,398
Equity in income (loss) of affiliates and other items	214	15	41	173	—	443
Tax on net operating income	(2,404)	(51)	(38)	59	—	(2,434)

Adjusted net operating income	1,971	155	157	124	—	2,407
Net cost of net debt						(50)
Minority interests						(61)

Ajusted net income						2,296

Adjusted fully-diluted earnings per share (€)						1.02

(a) Except for per share amounts.

1st quarter 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	3,143	456	94	16		3,709
Total divestments	87	27	6	928		1,048
Cash flow from operating activities	4,680	454	(90)	216		5,260

CONSOLIDATED STATEMENT OF INCOME (Impact of adjustments)

TOTAL

(unaudited)

1st quarter 2011 (M€)	Adjusted	Adjustments	Consolidated statement of income

Sales	45,945	84	46,029
Excise taxes	(4,427)	—	(4,427)
Revenues from sales	41,518	84	41,602

Purchases net of inventory variation	(28,611)	1,356	(27,255)
Other operating expenses	(4,702)	—	(4,702)
Exploration costs	(259)	—	(259)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,686)	—	(1,686)
Other income	74	11	85
Other expense	(59)	—	(59)

Financial interest on debt	(136)	—	(136)
Financial income from marketable securities & cash equivalents	47	—	47
Cost of net debt	(89)	—	(89)

Other financial income	75	—	75
Other financial expense	(108)	—	(108)

Equity in income (loss) of affiliates	467	39	506

Income taxes	(3,421)	(651)	(4,072)

Consolidated net income	3,199	839	4,038
Group share	3,104	842	3,946
Minority interests	95	(3)	92

1st quarter 2010 (M€)	Adjusted	Adjustments	Consolidated statement of income

Sales	37,603	—	37,603
Excise taxes	(4,442)	—	(4,442)
Revenues from sales	33,161	—	33,161

Purchases net of inventory variation	(22,187)	486	(21,701)
Other operating expenses	(4,662)	(50)	(4,712)
Exploration costs	(215)	—	(215)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,699)	—	(1,699)
Other income	28	132	160
Other expense	(106)	(106)	(212)

Financial interest on debt	(100)	—	(100)
Financial income from marketable securities & cash equivalents	24	—	24
Cost of net debt	(76)	—	(76)

Other financial income	71	—	71
Other financial expense	(95)	—	(95)

Equity in income (loss) of affiliates	545	(21)	524

Income taxes	(2,408)	(120)	(2,528)

Consolidated net income	2,357	321	2,678
Group share	2,296	317	2,613
Minority interests	61	4	65

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST THREE MONTHS OF 2011

(unaudited)

1)	Accounting policies

The interim consolidated financial statements of TOTAL S.A. and its subsidiaries (the Group) as of March 31, 2011 are presented in Euros and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”. The accounting policies applied for the consolidated financial statements as of March 31, 2011 do not differ significantly from those applied for the consolidated financial statements as of December 31, 2010 which have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standard Board). The new accounting standards and amendments mandatory for the annual period beginning January 1, 2011 are described in Note 1W to the consolidated financial statements as of December 31, 2010 and have no material effect on the Group’s consolidated financial statements for the first three months of 2011.

The preparation of financial statements in accordance with IFRS requires the management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of preparation of the financial statements and reported income and expenses for the period. The management reviews these estimates and assumptions on an ongoing basis, by reference to past experience and various other factors considered as reasonable which form the basis for assessing the carrying amount of assets and liabilities. Actual results may differ significantly from these estimates, if different assumptions or circumstances apply. These judgments and estimates relate principally to the application of the successful efforts method for the oil and gas accounting, the valuation of long-lived assets, the provisions for asset retirement obligations and environmental remediation, the pensions and post-retirement benefits and the income tax computation. These estimates and assumptions are described in the Notes to the consolidated financial statements as of December 31, 2010.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the management applies its judgment to define and apply accounting policies that will lead to relevant and reliable information, so that the financial statements:

•	give a true and fair view of the Group’s financial position, financial performance and cash flows;

•	reflect the substance of transactions;

•	are neutral;

•	are prepared on a prudent basis; and

•	are complete in all material aspects.

Pursuant to the accrual basis of accounting followed by the Group, the financial statements reflect the effects of transactions and other events when they occur. Assets and liabilities such as property, plant and equipment and intangible assets are usually measured at amortized cost. Financial assets and liabilities are usually measured at fair value.

2)	Changes in the Group structure, main acquisitions and divestments

•	Upstream

•	TOTAL finalized in March 2011 the acquisition from Santos of an additional 7.5% interest in Australia’s GNLG project. This will increase TOTAL’s overall stake in the project to 27.5%.

The acquisition cost amounts to €205 million and mainly corresponds to the value of mineral interests that have been recognized as intangible assets on the face of the Consolidated Balance Sheet for €207 million.

•

In March 2011, Total E&P Canada Ltd., a TOTAL subsidiary, and Suncor Energy Inc. (Suncor) have finalized a strategic oil sands alliance encompassing the Suncor-operated Fort Hills mining project, the TOTAL-operated Joslyn mining project and the Suncor-operated Voyageur upgrader project. All three assets are located in the Athabasca region of the province of Alberta, in Canada.

TOTAL acquired 19.2% of Suncor’s interest in the Fort Hills project, increasing TOTAL’s overall interest in the project to 39.2%. Suncor, as operator, holds 40.8%. TOTAL also acquired a 49% stake in the Suncor-operated Voyageur upgrader project. For those two acquisitions, the Group paid €1,977 million during the first quarter 2011. As of March 31, 2011, the acquisition cost represents the value of mineral interests for €552 million, tangible assets for €1,489 million and a deferred tax liability for €151 million.

Furthermore, TOTAL sold to Suncor 36.75% interest in the Joslyn project for €624 million, whose cash payment will occur during the second quarter 2011. The Group, as operator, retains a 38.25% interest in the project.

3)	Adjustment items

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL.

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Downstream and Chemicals segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

As from January 1, 2011, the effect of changes in fair value presented as adjustment item reflects for some transactions differences between internal measure of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

(iv) Until June 30, 2010, TOTAL’s equity share of adjustment items reconciling “Business net income” to Net income attributable to equity holders of Sanofi-Aventis

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value as from January 1st, 2011 and excluding TOTAL’s equity share of adjustment items related to Sanofi-Aventis until June 30, 2010.

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO OPERATING INCOME

(M€)		Upstream	Downstream	Chemicals	Corporate	Total
1st quarter 2011	Inventory valuation effect	—	1,226	130	—	1,356
	Effect of changes in fair value	84	—	—	—	84
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	—	—	—	—
	Other items	—	—	—	—	—

Total		84	1,226	130	—	1,440

1st quarter 2010	Inventory valuation effect	—	380	106	—	486
	Effect of changes in fair value	—	—	—	—	—
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	—	—	—	—
	Other items	—	(50)	—	—	(50)

Total		—	330	106	—	436

ADJUSTMENTS TO NET INCOME GROUP SHARE
(M€)		Upstream	Downstream	Chemicals	Corporate	Total
1st quarter 2011	Inventory valuation effect	—	834	112	—	946
	Effect of changes in fair value	63	—	—	—	63
	TOTAL’s equity share of adjustments related to Sanofi-Aventis	—	—	—	—	—
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	—	—	—	—
	Gains (losses) on disposals of assets	—	—	—	11	11
	Other items	(178)	—	—	—	(178)

Total		(115)	834	112	11	842

1st quarter 2010	Inventory valuation effect	—	269	75	—	344
	Effect of changes in fair value	—	—	—	—	—
	TOTAL’s equity share of adjustments related to Sanofi-Aventis	—	—	—	(41)	(41)
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	(59)	—	—	—	(59)
	Gains (losses) on disposals of assets	—	—	—	129	129
	Other items	(17)	(39)	—	—	(56)

Total		(76)	230	75	88	317

In the first quarter of 2011, the heading “Other items” includes the impact of the change in taxation in the United Kingdom on the deferred tax liability for €(178) million. The House of Commons voted provisionally the increase of the Supplementary charge applicable to oil activities from 20% to 32%, pending a final vote of the Finance Act 2011.

4)	Shareholders’ equity

Treasury shares (TOTAL shares held by TOTAL S.A.)

As of March 31, 2011, TOTAL S.A. held 12,155,635 of its own shares, representing 0.52% of its share capital, detailed as follows:

•	6,012,460 shares allocated to TOTAL restricted shares plans for Group employees; and

•	6,143,175 shares intended to be allocated to new TOTAL share purchase option plans or to new restricted shares plans.

These 12,155,635 shares are deducted from the consolidated shareholders’ equity.

Treasury shares (TOTAL shares held by Group subsidiaries)

As of March 31, 2011, TOTAL S.A. held indirectly through its subsidiaries 100,331,268 of its own shares, representing 4.27% of its share capital, detailed as follows:

•	2,023,672 shares held by a consolidated subsidiary, Total Nucléaire, 100% indirectly held by TOTAL S.A.;

•	98,307,596 shares held by subsidiaries of Elf Aquitaine (Financière Valorgest, Sogapar and Fingestval).

These 100,331,268 shares are deducted from the consolidated shareholders’ equity.

Dividend

For the 2010 fiscal year, the Board of Directors has proposed a dividend of €2.28 per share. This proposed dividend will be voted on by the shareholders’ meeting to be held on May 13, 2011. An interim dividend of €1.14 per share was paid on November 17, 2010. If approved, the balance of €1.14 per share will be paid on May 26, 2011.

Other Comprehensive Income

Detail of other comprehensive income showing items reclassified from equity to net income is presented in the table below:

(M€)	1st quarter 2011		1st quarter 2010

Currency translation adjustment		(1,978)		1,847
- unrealized gain/(loss) of the period	(1,978)		1,847
- less gain/(loss) included in net income	—		—

Available for sale financial assets		115		(3)
- unrealized gain/(loss) of the period	111		14
- less gain/(loss) included in net income	(4)		17

Cash flow hedge		(24)		24
- unrealized gain/(loss) of the period	24		(129)
- less gain/(loss) included in net income	48		(153)

Share of other comprehensive income of equity affiliates, net amount		(87)		233

Other		2		1
- unrealized gain/(loss) of the period	2		1
- less gain/(loss) included in net income	—		—

Tax effect		6		(8)

Total other comprehensive income, net amount		(1,966)		2,094

Tax effects relating to each component of other comprehensive income are as follows:

	1st quarter 2011			1st quarter 2010
(M€)	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount
Currency translation adjustment	(1,978)		(1,978)	1,847		1,847

Available for sale financial assets	115	(2)	113	(3)	—	(3)

Cash flow hedge	(24)	8	(16)	24	(8)	16

Share of other comprehensive income of equity affiliates, net amount	(87)		(87)	233		233

Other	2		2	1		1

Total other comprehensive income	(1,972)	6	(1,966)	2,102	(8)	2,094

5)	Financial debt

The Group issued bonds through its subsidiaries Total Capital and Total Capital Canada Ltd. during the first three months of 2011:

•	Bond 6.500% 2011-2016 (150 million AUD)

•	Bond 3.875% 2011-2018 (500 million GBP)

•	Bond 4.125% 2011-2021 (500 million USD)

•	Bond 1.625% 2011-2014 (750 million USD)

•	Bond Libor USD 3 months + 0.380% 2011-2014 (750 million USD)

•	Bond 5.750% 2011-2014 (100 million AUD)

The Group reimbursed bonds during the first three months of 2011:

•	Bond 5.750% 2005-2011 (100 million AUD)

•	Bond 4.000% 2005-2011 (100 million CAD)

In the context of its active cash management, the Group may temporarily increase its current borrowings, particularly in the form of commercial paper. The changes in current borrowings, cash and cash equivalents and current financial assets resulting from this cash management in the quarterly financial statements are not necessarily representative of a longer-term position.

6)	Related parties

The related parties are principally equity affiliates and non-consolidated investments. There were no major changes concerning the main transactions with related parties during the first three months of 2011.

7)	Other risks and contingent liabilities

TOTAL is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group.

Antitrust investigations

During the first quarter of 2011, the Group has not been fined pursuant to a Court ruling. The principal antitrust proceedings in which the Group is involved are described thereafter.

Chemicals segment

•

As part of the spin-off of Arkema[9] in 2006, TOTAL S.A. or certain other Group companies agreed to grant Arkema guarantees for potential monetary consequences related to antitrust proceedings arising from events prior to the spin-off.

These guarantees cover, for a period of ten years, 90% of amounts paid by Arkema related to (i) fines imposed by European authorities or European member-states for competition law violations, (ii) fines imposed by U.S. courts or antitrust authorities for federal antitrust violations or violations of the competition laws of U.S. states, (iii) damages awarded in civil proceedings related to the government proceedings mentioned above, and (iv) certain costs related to these proceedings. The guarantee related to anti-competition violations in Europe applies to amounts above a €176.5 million threshold. On the other hand, the agreements provide that Arkema will indemnify TOTAL S.A. or any Group company for 10% of any amount that TOTAL S.A. or any Group company are required to pay under any of the proceedings covered by these guarantees.

If one or more individuals or legal entities, acting alone or together, directly or indirectly holds more than one-third of the voting rights of Arkema, or if Arkema transfers more than 50% of its assets (as calculated under the enterprise valuation method, as of the date of the transfer) to a third party or parties acting together, irrespective of the type or number of transfers, these guarantees will become void.

•

In the United States, investigations into certain commercial practices of some subsidiaries of the Arkema group have been closed since 2007; no charges have been brought against Arkema. Civil liability lawsuits, for which TOTAL S.A. has been named as the parent company, are about to be closed and are not expected to have a significant impact on the Group’s financial position.

•

In Europe, since 2006, the European Commission has fined companies of the Group in its configuration prior to the spin-off an overall amount of €385.47 million, of which Elf Aquitaine and/or TOTAL S.A. and their subsidiaries were held jointly liable for €280.17 million, Elf Aquitaine being personally fined €23.6 million for deterrence. These fines are entirely settled as of today.

As a result10, since the spin-off, the Group has paid the overall amount of €188.07 million, corresponding to 90% of the fines overall amount once the threshold provided for by the guarantee is deducted.

The European Commission imposed these fines following investigations between 2000 and 2004 into commercial practices involving eight products sold by Arkema. Five of these investigations resulted in prosecutions from the European Commission for which Elf Aquitaine has been named as the parent company, and two of these investigations named TOTAL S.A. as the ultimate parent company of the Group.

TOTAL S.A. and Elf Aquitaine are contesting their liability based solely on their status as parent companies and appealed for cancellation and reformation of the rulings that are still pending before the relevant EU court of appeals or supreme court of appeals.

Besides, a civil proceeding against Arkema and five groups of companies was initiated before a German regional court by a third party for an alleged damage pursuant to one of the above described legal proceedings. TOTAL S.A. was summoned to serve notice of the dispute before this court. At this point, the probability to have a favorable verdict and the financial impacts of this procedure are uncertain due to the number of legal difficulties it gave rise to, the lack of documented claim and the complex evaluation of the alleged damage.

Arkema began implementing compliance procedures in 2001 that are designed to prevent its employees from violating antitrust provisions. However, it is not possible to exclude the possibility that the relevant authorities could commence additional proceedings involving Arkema regarding events prior to the spin-off, as well as Elf Aquitaine and/or TOTAL S.A. based on their status as parent company.

[9]

Arkema is used in this section to designate those companies of the Arkema group whose ultimate parent company is Arkema S.A. Arkema became an independent company after being spun-off from TOTAL S.A. in May 2006.

[10]	This amount does not take into account a case that led to Arkema, prior to Arkema’s spin-off from TOTAL, and Elf Aquitaine being fined jointly €45 million and Arkema being fined €13.5 million.

Within the framework of the legal proceedings described above, a €17 million reserve is booked in the Group’s consolidated financial statements as of March 31, 2011.

Downstream segment

•

Pursuant to a statement of objections received by Total Nederland N.V. and TOTAL S.A. (based on its status as parent company) from the European Commission, Total Nederland N.V. was fined in 2006 €20.25 million, which has been paid, and for which TOTAL S.A. was held jointly liable for €13.5 million. TOTAL S.A. appealed this decision before the relevant court and this appeal is still pending.

In addition, pursuant to a statement of objections received by Total Raffinage Marketing (formerly Total France) and TOTAL S.A. from the European Commission regarding another product line of the Refining & Marketing division, Total Raffinage Marketing was fined €128.2 million in 2008, which has been paid, and for which TOTAL S.A. was held jointly liable based on its status as parent company. TOTAL S.A. also appealed this decision before the relevant court and this appeal is still pending.

•

Finally, TotalGaz and Total Raffinage Marketing received a statement of objections in July 2009 from the French Antitrust Authority (Autorité de la concurrence française) regarding alleged antitrust practices concerning another product line of the Refining & Marketing division. The case was dismissed by decision of the French antitrust authorities on December 17, 2010.

Given the discretionary powers granted to the antitrust authorities for determining fines relating to antitrust regulations, it is not currently possible to determine with certainty the outcome of these investigations and proceedings. TOTAL S.A. and Elf Aquitaine are contesting their liability and the method of determining these fines. Although it is not possible to predict the ultimate outcome of these proceedings, the Group believes that they will not have a material adverse effect on its financial situation or consolidated results.

Buncefield

On December 11, 2005, several explosions, followed by a major fire, occurred at an oil storage depot at Buncefield, north of London. This depot was operated by Hertfordshire Oil Storage Limited (HOSL), a company in which TOTAL’s UK subsidiary holds 60% and another oil group holds 40%.

The explosion caused injuries, most of which were minor injuries, to a number of people and caused property damage to the depot and the buildings and homes located nearby. The official Independent Investigation Board has indicated that the explosion was caused by the overflow of a tank at the depot. The Board’s final report was released on December 11, 2008. The civil procedure for claims, which had not yet been settled, took place between October and December 2008. The Court’s decision of March 20, 2009, declared TOTAL’s UK subsidiary liable for the accident and solely liable for indemnifying the victims. The subsidiary appealed the decision. The appeal trial took place in January 2010. The Court of Appeals, by a decision handed down on March 4, 2010, confirmed the prior judgment. The Supreme Court of United Kingdom has partially authorized TOTAL’s UK subsidiary to contest the decision. TOTAL’s UK subsidiary finally decided to withdraw from this recourse due to settlement agreements reached in mid-February 2011.

The Group carries insurance for damage to its interests in these facilities, business interruption and civil liability claims from third parties. The provision for the civil liability that appears in the Group’s consolidated financial statements as of March 31, 2011, stands at €144 million after taking into account the payments previously made.

The Group believes that, based on the information currently available, on a reasonable estimate of its liability and on provisions recognized, this accident should not have a significant impact on the Group’s financial situation or consolidated results.

In addition, on December 1, 2008, the Health and Safety Executive (HSE) and the Environment Agency (EA) issued a Notice of prosecution against five companies, including TOTAL’s UK subsidiary. By a judgment on July 16, 2010, TOTAL’s UK subsidiary was fined £3.6 million. The decision takes into account a number of elements that have mitigated the impact of the charges brought against it.

Erika

Following the sinking in December 1999 of the Erika, a tanker that was transporting products belonging to one of the Group companies, the Tribunal de grande instance of Paris convicted TOTAL S.A. of marine pollution pursuant to a judgment issued on January 16, 2008, finding that TOTAL S.A. was negligent in its vetting procedure for vessel selection, and ordering TOTAL S.A. to pay a fine of €375,000. The court also ordered compensation to be paid to those affected by the pollution from the Erika up to an aggregate amount of €192 million, declaring TOTAL S.A. jointly and severally liable for such payments together with the Erika’s inspection and classification firm, the Erika’s owner and the Erika’s manager.

TOTAL has appealed the verdict of January 16, 2008. In the meantime, it nevertheless proposed to pay third parties who so requested definitive compensation as determined by the court. Forty-one third parties have been compensated for an aggregate amount of €171.5 million.

By a decision dated March 30, 2010, the Court of Appeal of Paris upheld the lower court verdict pursuant to which TOTAL S.A. was convicted of marine pollution and fined €375,000. TOTAL appealed this decision to the French Supreme Court (Cour de cassation).

However, the Court of Appeal ruled that TOTAL S.A. bears no civil liability according to the applicable international conventions and consequently ruled that TOTAL S.A. be not convicted.

TOTAL S.A. believes that, based on the information currently available, the case should not have a significant impact on the Group’s financial situation or consolidated results.

Blue Rapid and the Russian Olympic Committee – Russian regions and Interneft

Blue Rapid, a Panamanian company, and the Russian Olympic Committee filed a claim for damages with the Paris Commercial Court against Elf Aquitaine concerning the withdrawal of one of its subsidiaries from an exploration and production project in Russia that was negotiated in the early 1990s. Elf Aquitaine believes this claim to be unfounded. On January 12, 2009, the Commercial Court of Paris rejected Blue Rapid’s claim and found that the Russian Olympic Committee did not have standing in the matter. This decision has been appealed. The hearings should be held during the first half of 2011.

In connection with the same facts, and fifteen years after the termination of this exploration and production project, a Russian company and two regions of the Russian Federation have launched an arbitration procedure against a former subsidiary of Elf Aquitaine that was liquidated in 2005, claiming damages of an unspecified amount at this stage of the procedure. The Group considers this claim to be unfounded. The Group has reserved its rights to take any actions and/or measures that would be appropriate to defend its interests.

Iran

In 2003, the United States Securities and Exchange Commission (SEC) followed by the Department of Justice (DoJ) issued a formal order directing an investigation in connection with the pursuit of business in Iran, by certain oil companies including, among others, TOTAL.

The inquiry concerns an agreement concluded by the Company with a consultant concerning a gas field in Iran and aims to verify whether certain payments made under this agreement would have benefited Iranian officials in violation of the Foreign Corrupt Practices Act (FCPA) and the Company’s accounting obligations.

Investigations are still pending and the Company is cooperating with the SEC and the DoJ. In 2010, the Company opened talks with U.S. authorities, without any acknowledgement of facts, to consider an out-of-court settlement. Generally, out-of-court settlements with U.S. authorities include payment of fines and the obligation to improve internal compliance systems or other measures.

In this same case, a judicial inquiry related to TOTAL was initiated in France in 2006. In 2007, the Company’s Chief Executive Officer was placed under formal investigation in relation to this inquiry, as the former President of the Middle East department of the Group’s Exploration & Production division. The Company has not been notified of any significant developments in the proceedings since the formal investigation was launched.

At this point, the Company cannot determine when these investigations will terminate, and cannot predict their results, or the outcome of the talks that have been initiated, or the costs of a potential out-of-court settlement. Resolving this case is not expected to have a significant impact on the Group’s financial situation or any impact on its future planned operations.

Libya

Having regard to the security context in Libya in the first quarter of 2011, the Group’s production in Libya has been stopped since early March. Furthermore, the Group is reviewing the possible impacts on its operations and the measures to be taken for its projects.

8)	Information by business segment

1st quarter 2011 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	6,144	34,769	5,105	11	—	46,029
Intersegment sales	6,939	1,582	297	41	(8,859)	—
Excise taxes	—	(4,427)	—	—	—	(4,427)

Revenues from sales	13,083	31,924	5,402	52	(8,859)	41,602
Operating expenses	(5,938)	(30,093)	(4,891)	(153)	8,859	(32,216)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,240)	(319)	(119)	(8)	—	(1,686)

Operating income	5,905	1,512	392	(109)	—	7,700
Equity in income (loss) of affiliates and other items	343	59	82	15	—	499
Tax on net operating income	(3,527)	(451)	(124)	—	—	(4,102)

Net operating income	2,721	1,120	350	(94)	—	4,097
Net cost of net debt						(59)
Minority interests						(92)

Net income						3,946

1st quarter 2011 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	84	—	—	—		84
Intersegment sales
Excise taxes

Revenues from sales	84	—	—	—		84
Operating expenses	—	1,226	130	—		1,356
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income (b)	84	1,226	130	—		1,440
Equity in income (loss) of affiliates and other items	—	14	25	11		50
Tax on net operating income	(212)	(396)	(43)	—		(651)

Net operating income (b)	(128)	844	112	11		839
Net cost of net debt						—
Minority interests						3

Net income						842

(a) Adjustments include special items, inventory valuation effect and, as from January 1st , 2011, the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	—	1,226	130	—
On net operating income	—	844	112	—

1st quarter 2011 (adjusted) (M€) (a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	6,060	34,769	5,105	11	—	45,945
Intersegment sales	6,939	1,582	297	41	(8,859)	—
Excise taxes	—	(4,427)	—	—	—	(4,427)

Revenues from sales	12,999	31,924	5,402	52	(8,859)	41,518
Operating expenses	(5,938)	(31,319)	(5,021)	(153)	8,859	(33,572)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,240)	(319)	(119)	(8)	—	(1,686)

Adjusted operating income	5,821	286	262	(109)	—	6,260
Equity in income (loss) of affiliates and other items	343	45	57	4	—	449
Tax on net operating income	(3,315)	(55)	(81)	—	—	(3,451)

Adjusted net operating income	2,849	276	238	(105)	—	3,258
Net cost of net debt						(59)
Minority interests						(95)

Adjusted net income						3,104

Adjusted fully-diluted earnings per share (€)						1.38

(a)	Except for per share amounts.

1st quarter 2011 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	5,232	264	171	16		5,683
Total divestments	335	23	14	291		663
Cash flow from operating activities	4,643	1,158	(144)	57		5,714

1st quarter 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	4,569	28,808	4,223	3	—	37,603
Intersegment sales	5,302	1,081	237	42	(6,662)	—
Excise taxes	—	(4,442)	—	—	—	(4,442)

Revenues from sales	9,871	25,447	4,460	45	(6,662)	33,161
Operating expenses	(4,454)	(24,621)	(4,070)	(145)	6,662	(26,628)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,256)	(305)	(130)	(8)	—	(1,699)

Operating income	4,161	521	260	(108)	—	4,834
Equity in income (loss) of affiliates and other items	108	31	45	264	—	448
Tax on net operating income	(2,374)	(164)	(73)	57	—	(2,554)

Net operating income	1,895	388	232	213	—	2,728
Net cost of net debt						(50)
Minority interests						(65)

Net income						2,613

1st quarter 2010 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	330	106	—		436
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income (b)	—	330	106	—		436
Equity in income (loss) of affiliates and other items (c)	(106)	16	4	91		5
Tax on net operating income	30	(113)	(35)	(2)		(120)

Net operating income (b)	(76)	233	75	89		321
Net cost of net debt						—
Minority interests						(4)

Net income						317

(a) Adjustments include special items, inventory valuation effect and, until June 30, 2010, equity share of adjustments related to Sanofi-Aventis.

(b) Of which inventory valuation effect
On operating income	—	380	106	—
On net operating income	—	272	75	—

(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	(41)

1st quarter 2010 (adjusted) (M€) (a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	4,569	28,808	4,223	3	—	37,603
Intersegment sales	5,302	1,081	237	42	(6,662)	—
Excise taxes	—	(4,442)	—	—	—	(4,442)

Revenues from sales	9,871	25,447	4,460	45	(6,662)	33,161
Operating expenses	(4,454)	(24,951)	(4,176)	(145)	6,662	(27,064)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,256)	(305)	(130)	(8)	—	(1,699)

Adjusted operating income	4,161	191	154	(108)	—	4,398
Equity in income (loss) of affiliates and other items	214	15	41	173	—	443
Tax on net operating income	(2,404)	(51)	(38)	59	—	(2,434)

Adjusted net operating income	1,971	155	157	124	—	2,407
Net cost of net debt						(50)
Minority interests						(61)

Adjusted net income						2,296

Adjusted fully-diluted earnings per share (€)						1.02

(a)	Except for per share amounts.

1st quarter 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	3,143	456	94	16		3,709
Total divestments	87	27	6	928		1,048
Cash flow from operating activities	4,680	454	(90)	216		5,260

9)	Impact of adjustments on the consolidated statement of income

1st quarter 2011 (M€)	Adjusted	Adjustments	Consolidated statement of income

Sales	45,945	84	46,029
Excise taxes	(4,427)	—	(4,427)
Revenues from sales	41,518	84	41,602

Purchases net of inventory variation	(28,611)	1,356	(27,255)
Other operating expenses	(4,702)	—	(4,702)
Exploration costs	(259)	—	(259)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,686)	—	(1,686)
Other income	74	11	85
Other expense	(59)	—	(59)

Financial interest on debt	(136)	—	(136)
Financial income from marketable securities & cash equivalents	47	—	47
Cost of net debt	(89)	—	(89)

Other financial income	75	—	75
Other financial expense	(108)	—	(108)

Equity in income (loss) of affiliates	467	39	506

Income taxes	(3,421)	(651)	(4,072)

Consolidated net income	3,199	839	4,038
Group share	3,104	842	3,946
Minority interests	95	(3)	92

1st quarter 2010 (M€)	Adjusted	Adjustments	Consolidated statement of income

Sales	37,603	—	37,603
Excise taxes	(4,442)	—	(4,442)
Revenues from sales	33,161	—	33,161

Purchases net of inventory variation	(22,187)	486	(21,701)
Other operating expenses	(4,662)	(50)	(4,712)
Exploration costs	(215)	—	(215)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,699)	—	(1,699)
Other income	28	132	160
Other expense	(106)	(106)	(212)

Financial interest on debt	(100)	—	(100)
Financial income from marketable securities & cash equivalents	24	—	24
Cost of net debt	(76)	—	(76)

Other financial income	71	—	71
Other financial expense	(95)	—	(95)

Equity in income (loss) of affiliates	545	(21)	524

Income taxes	(2,408)	(120)	(2,528)

Consolidated net income	2,357	321	2,678
Group share	2,296	317	2,613
Minority interests	61	4	65

10)	Changes in progress in the Group structure

➢ Upstream

•

TOTAL finalized in November 2010 an agreement in principle with Perenco, an independent exploration and production French company, to sell its 75.8% equity in its upstream Cameroonian affiliate Total E&P Cameroun. The closing of the deal took place on April 19, 2011.

As of March 31, 2011, assets and liabilities of the affiliate Total E&P Cameroun have been classified respectively as “Assets classified as held for sale” on the face of the Consolidated Balance Sheet for €165 million and as “Liabilities directly associated with the assets classified as held for sale” on the face of the Consolidated Balance Sheet for €106 million. The concerned assets and liabilities mainly include tangible assets for €102 million and provisions and other non-current liabilities for €70 million.

•	TOTAL and the Russian company Novatek signed in March 2011 two Memorandums of Cooperation to develop the cooperation between Total and the company Novatek and its main shareholders.

This cooperation is developed around two transactions:

•

TOTAL took a 12.08% shareholding in Novatek, which was acquired from Novatek’s two mains shareholders. Following the signature of definitive agreements, this transaction is effective as of April 1st 2011 and amounts to $4,108 million. TOTAL considers that it will have a significant influence through its representation on the Board of Directors of Novatek and its participation in the Yamal LNG project. Therefore, the interest in Novatek will be accounted for by the equity method.

•

TOTAL will become the main international partner on the Yamal LNG project holding a 20% share, and Novatek will hold a 51% interest in the project. The Memorandum of Cooperation related to Yamal LNG envisages the parties’ intent to close the deal by July 2011.

•

TOTAL signed in March 2011 agreements for the acquisition in Uganda of a one-third interest in Blocks 1, 2 and 3A held by Tullow Oil plc for $1,467 million. Following this acquisition, TOTAL becomes an equal partner with Tullow and CNOOC in the blocks, each with a one-third interest and each being an operator of one of the blocks. Subject to the decision of the Authorities, TOTAL will be the operator of Block 1.

➢ Downstream

•

TOTAL and IPIC, a wholly owned entity of the Government of the Emirate of Abu Dhabi, have signed an agreement whereby TOTAL will sell its 48.83% share in the capital of CEPSA. This sale will take place pursuant to a public takeover bid over the entire share capital of CEPSA that IPIC has filed with the Spanish Securities Commission CNMV. TOTAL has undertaken irrevocably to tender its shares into the offer and will receive an amount of approximately €3.7 billion. The transaction is conditioned on obtaining all requisite government approvals.

As of March 31, 2011, CEPSA’s equity value is presented as “Assets classified as held for sale” on the face of the Consolidated Balance Sheet for €2,950 million.

•	In the United Kingdom, TOTAL announced that it offered for sale its marketing business, except for certain specialties, and the Lindsey refinery.

As of March 31, 2011, assets and liabilities of the concerned marketing businesses and the Lindsey refinery have been classified respectively as “Assets classified as held for sale” on the face of the Consolidated Balance Sheet for €1,304 million and as “Liabilities directly associated with the assets classified as held for sale” on the face of the Consolidated Balance Sheet for €2 million.

➢ Chemicals

•

TOTAL announced in December 2010 a plan to sell its photocure and coatings resins businesses to Arkema for a €550 million enterprise value. The divestment is subject to the applicable legally required consultation and notification processes for employee representatives at TOTAL and Arkema and to the approval of the anti-trust authorities in the countries concerned. It could take place in July 2011.

As of March 31, 2011, assets and liabilities of the photocure and coatings resins businesses have been classified respectively as “Assets classified as held for sale” on the face of the Consolidated Balance Sheet for €496 million and as “Liabilities directly associated with the assets classified as held for sale” on the face of the Consolidated Balance Sheet for €58 million. The concerned assets mainly include a goodwill for €80 million, tangible assets for €192 million and inventories for €145 million.